1934 Act Registration No. 1- 30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐ )

Trading Resumption on Taiwan Stock Exchange and NASDAQ

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: 2016/5/26

Siliconware Precision Industries Co., Ltd. (Taiwan Stock Exchange: 2325, NASDAQ: SPIL) (“SPIL” or the “Company”) has applied for a resumption of trading of the shares of the Company on Taiwan Stock Exchange starting on May 27, 2016 (Taiwan Time), and NASDAQ starting on May 26, 2016 (Eastern Time) (the “Trading Resumption”). The Taiwan Stock Exchange and NASDAQ have approved the Trading Resumption.

About Siliconware Precision Industries Co., Ltd.

Siliconware Precision Industries Ltd. (Taiwan Stock Exchange: 2325, NASDAQ: SPIL) (“SPIL”) is one of the world’s leading independent providers of semiconductor packaging and testing services. SPIL offers a full range of packaging and testing solutions, including advanced packages, substrate packages and lead-frame packages, as well as testing for logic and mixed signal devices. SPIL also offers its customers turnkey service, from packaging and testing to shipment service. For further information, visit SPIL’s web site at www.spil.com.tw.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: May 26, 2016	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer